Exhibit 4(L)(iii)

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            CUNA Mutual Insurance Society

                        AMENDMENT TO DEATH BENEFIT RIDER

The RIDER CHARGES provision of the Death Benefit Rider is deleted and replaced by the following.

2.1 IS THERE A CHARGE FOR THIS RIDER?

There is an annual charge for this rider. The annual charge is determined by multiplying the annual percentage charge (shown on the contract data page) by the average monthly contract value for the prior year. The average monthly contract value is equal to the sum of each monthly contract value (the contract value as of the same day of the month as the contract issue date) divided by the number of months.

During the accumulation period, this charge will be deducted pro-rata from your contract value in all investment options except the foundation account. If there is insufficient value in such investment options, the charge will be deducted from the contract value in all investment options including the foundation account. This rider charge will be deducted on each contract anniversary.

This charge will also be deducted upon full surrender of the contract, termination of this rider, payment of death proceeds or the start of payments under an income payout option, if not on a contract anniversary. The charge for a partial year will be in proportion to the number of days since the prior contract anniversary.

2.2 WHAT IS THE FOUNDATION ACCOUNT?

The foundation account is a subaccount of the variable account that is part of certain benefit allocation plans. The benefit allocation plan you selected when electing either the guaranteed lifetime withdrawal or guaranteed minimum accumulation benefit rider may include the foundation account.

CUNA Mutual Insurance Society

/s/ Jeff Post

President